June 17, 2009

VIA FAX (703-813-6984) AND EDGAR

Ms. Sonia G. Barros
Special Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	BlackRock, Inc. (the “Company”)
Proxy Statement on Schedule 14A
Filed April 16, 2009 (the “Proxy Statement”)
File No. 001-33099

Dear Ms. Barros:

Set forth below is the response of the Company to the comment of the staff of the Commission to our above-referenced filing set forth in your letter of June 4, 2009.  For the convenience of the staff, we have restated in this letter in italics the staff’s comment.  All references to page numbers in our responses correspond to the page numbers in our Proxy Statement.  Capitalized terms used and not defined have the meanings given in the Proxy Statement.

Annual Incentive Awards, page 19

1.
We note your response to comment 3 of our letter dated August 27, 2008 and the revised disclosure that the cash portion of the corporate bonus pool is based on a percentage of pre-incentive operating [income].  It continues to remain unclear how your bonus pool is determined.  Please tell us the percentage associated with the cash portion, how you determined the total pool, and quantify the pool that was then allocated among your employees and officers.

During 2008 and in accordance with its normal practice, the Management Development and Compensation Committee (“MDCC”) of the Company’s Board of Directors periodically reviewed the aggregate amount accrued by BlackRock for annual bonuses, including for our named executive officers.  Those accruals represented estimates (based on pre-incentive operating income at the time of such review) of the amounts that would be available to be awarded as annual incentive awards.  This process concluded shortly after year end, at which time a final amount was reviewed and approved by the MDCC for awards of annual bonuses.

Annual bonuses to our named executive officers for 2008 were payable pursuant to our Performance Plan, which has been approved by our shareholders.  Under the Performance Plan no single named executive officer may be awarded an annual bonus in excess of 1.5% of our total annual revenue, determined in accordance with generally

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300
www.blackrock.com

accepted accounting principles, excluding non-operating income.  Subject to that limit, named executive officer annual incentive compensation for 2008 was determined by the MDCC from amounts authorized by the MDCC as noted above.  The amount awarded to each of our named executive officers was determined in the context of the total 2008 compensation package that the MDCC wished to award to the particular named executive officer (as reflected in the table contained in the section of the CD&A entitled “Aggregate Compensation for 2008”).

In determining 2008 annual incentives for our named executive officers (which totaled approximately $60.7 million), the MDCC considered a number of factors set forth in the CD&A, including factors reflecting the company’s operating performance and share price, as well as competitive pay data and individual factors.  The overall 2008 annual incentive award to our named executive officers was divided into a cash portion and a stock portion, based upon a pre-determined allocation approved by the MDCC.  For our named executive officers, the stock portion ranged from 25% to 34% of the total annual incentive award (except for Ms. Novick, who received her entire award in cash in consideration of her relinquishment of day-to-day operating responsibilities in early 2009).

We will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

* * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter.  Please feel free to contact me at (212) 810-5488 should you require any further information or have any questions concerning these matters.

Sincerely,

Russell McGranahan
Managing Director
and Senior Counsel

40 East 52nd Street
New York, NY 10022
Tel 212.810.5300
www.blackrock.com